FILE NO.
070-07167

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

CONTENTS

Exhibit
Summary of Billings	1

Derivation of Billing Rates	2

Calculation of Allowed Cost of Capital - Effective April 1, 2004	3

Exhibit 1

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

	January 2004			February 2004			March 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATES

AEP Resources, Inc.:
Memco Barge Line	-	$-	$350	-	$-	$339	-	$-	$300

Appalachian Power Company and
Ohio Power Company:
Sporn Plant	161,180	$1.49	$240	227,421	$1.63	$372	268,113	$1.29	$346

Appalachian Power Company:
Mountaineer Plant	286,538	$2.09	$600	224,900	$1.79	$403	429,206	$2.81	$1,205
Kanawha River Plant	-	-	-	-	-	-	836	1.16	1

Total	286,538	$2.09	$600	224,900	$1.79	$403	430,042	$2.80	$1,206

Indiana Michigan Power Company:
Tanners Creek	147,427	$2.61	$385	159,707	$3.15	$503	212,258	$3.19	$677

Indiana Michigan Power Company
and AEP Generating Company:
Rockport Plant	719,912	$1.76	$1,271	785,242	$1.75	$1,375	822,377	$1.84	$1,515

Ohio Power Company:
Cardinal Plant (Unit 1)	34,811	$2.26	$79	54,836	$3.23	$177	22,990	$3.39	$78
Kammer Plant	(5,405)	2.00	(11)	-	-	-	-	-	-

Total	29,406	$2.31	$68	54,836	$3.23	$177	22,990	$3.39	$78

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 + 3)	114,582	$2.87	$329	117,658	$2.82	$332	132,247	$2.82	$373

Various Companies - Freight and
Demurrage	313,773	$1.93	$605	726,310	$1.87	$1,359	718,540	$1.81	$1,297

Various Companies - Rock, Sand
and Gravel	136,886	$2.25	$308	133,812	$2.64	$353	262,460	$2.38	$625

Note: The above amounts include demurrage charges

Exhibit 1 (Continued)

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

	January 2004			February 2004			March 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	-	-	$376	-	-	$298	-	-	$628

Appalachian Power Company and Ohio Power Company :
Sporn Plant	-	-	$25	-	-	$27	-	-	$33

Appalachian Power Company:
Mountaineer Plant	-	-	$(3)	-	-	$-	-	-	$-

Indiana Michigan Power Company:
Tanners Creek	-	-	$71	-	-	$75	-	-	$70

Ohio Power Company:
Gavin Plant	-	-	$101	-	-	$116	-	-	$113

TOWING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Other	-	-	$6	-	-	$-	-	-	$2

Exhibit 2

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD
JANUARY 1, 2004 THROUGH DECEMBER 31, 2004
BASED ON PROJECTED COSTS FOR THE PERIOD
JANUARY 1, 2004 THROUGH DECEMBER 31, 2004

	Projected Cost	Non-Assigned Cost	Upper Ohio & Kanawha	Rockport Plant	Cardinal Units 2&3	Tanners Creek Plant	Gavin Plant
DIRECT EXPENSES
Rent	$14,947,939	$191,181	$5,414,969	$3,034,859	$1,762,622	$1,749,087	$2,795,221
Wages	15,144,621	-	3,130,079	5,713,471	1,989,050	2,247,462	2,064,559
Fuel	7,997,732	-	1,193,951	4,185,667	729,250	1,201,058	687,806
Fuel Taxes	2,224,221	-	386,609	1,104,664	212,563	335,621	184,764
All Other	6,805,556	15,247	1,754,091	2,473,059	746,789	912,273	904,097

Total Direct Expenses	47,120,069	206,428	11,879,699	16,511,720	5,440,274	6,445,501	6,636,447
Outside Fleeting and Towing	259,168	-	36,364	-	222,804	-	-

Total Equipment Expenses	47,379,237	206,428	11,916,063	16,511,720	5,663,078	6,445,501	6,636,447
Nonassigned Allocation	-	$(206,428)	72,596	90,365	-	43,467	-

Allocated Overhead Expenses	8,064,419	-	2,836,078	3,530,233	-	1,698,108	-
Return on Investment	1,160,000	-	407,946	507,795	-	244,259	-
Non-Affiliated Contracts	(8,831,760)	-	(1,677,800)	(159,080)	(6,918,360)	(76,520)	(8,767,440)
Re-allocation to Affiliated Rates	-	-	(1,190,878)	(1,482,356)	1,255,282	(713,041)	2,130,993
Less Contract Tow Barge & O/H Costs
	(3,403,032)	-	(3,335,267)	-	-	(67,765)	-

Total Projected Cost
(Revenue Requirement)	$44,368,864	$-	$9,028,738	$18,998,677	$-	$7,574,009	-

Adjusted Ton Miles	6,020,272,300	-	2,064,174,800	2,671,200,500	-	1,284,897,000	-

Cost Per Adjusted Ton Mile			$0.00437	$0.00711		$0.00589

Exhibit 3

INDIANA MICHIGAN POWER COMPANY RIVER TRANSPORTATION DIVISION RATE OF RETURN ON INVESTMENT

COMPONENT	@12/31/03 (000)		PERCENT OF TOTAL	EFFECTIVE COST		AFTER-TAX WEIGHTED RATE OF RETURN
Long-term Debt	$1,086,835	a	48.66%	6.17%	c	3.00%
Preferred Stock	71,546		3.20%	6.13%	c	0.20%
Common Stock	1,075,283	b	48.14%	12.00%	d	5.78%

Total	2,233,664		100%			8.98%

a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c) Cost at 12/31/03.

d) The rate ordered by the IURC in I&M’s 1993 retail rate proceeding.

Rate will be applied for billing purposes to the twelve month period commencing April 1, 2004.